DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/17/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
650,467

8. SHARED VOTING POWER
235,113

9. SOLE DISPOSITIVE POWER
885,580
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
885,580

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.95%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment # 5 to the schedule 13d filed April 22 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
According to the issuers June 5, 2009 press release regarding the results of its recent self-tender offer, it has 5,224,713 shares of common stock outstanding as of June 9, 2009. The percentage set forth in the next sentence was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 885,580 shares of the issuers common stock or 16.95% of the outstanding shares. These figures reflect an increase in the number of shares held by the filing group resulting from the addition of several former members of the group. The power to dispose of and vote these shares resides jointly with Mr. Goldstein, Mr. Dakos and clients of their affiliates.

c) During the last 60 days the following shares of NDD were bought:

BUYS
Date:		Shares:		Price:
07/27/09	600		$8.2300
07/28/09	3,880		$8.2264
07/30/09	200		$8.3800
08/03/09	300		$8.4700
08/06/09	4,000		$8.9980
08/10/09	7,000		$9.1896
08/11/09	1,600		$8.9830
08/12/09	1,067		$9.0964
08/14/09	1,627		$8.9651
08/17/09	10,043		$8.7147
08/20/09	3,780		$8.8816
08/21/09	7,900		$9.0601
08/24/09	10,000		$9.2176
08/25/09	2,596		$9.2185
08/26/09	4,529		$9.1812
08/27/09	604		$9.2000
08/28/09	5,014		$9.2195
09/01/09	9,200		$9.0053
09/08/09	9,300		$9.0740
09/09/09	700		$9.2257
09/10/09	1,100		$9.2732
09/15/09	13,800		$9.6146
09/17/09	2,742		$9.9700
09/21/09	11,500		$9.8833
09/22/09	2,233		$10.0023
09/23/09	9,300		$10.0066
09/24/09	3,924		$9.6630





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 09/25/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos